Calculation of Filing Fee Table

SEI STRUCTURED CREDIT FUND, LP

TABLE 1—TRANSACTION VALUATION

	Transaction Value	Fee Rate	Amount of Filing Fee
Fee to be Paid	$81,000,000	$147.60	$11,955.60
Fees Previously Paid	$81,000,000		$0
Total Transaction Value	$81,000,000		$0
Fees Due for Filing			$11,955.60
Total Fees Previously Paid			$0
Total Fee Offset			$0
Net Fee Due			$11,955.60